Room 4561
Via fax (408) 974-2023

March 3, 2008

Peter Oppenheimer
Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

      Re: **Apple Inc.**
               Form 10-K for the Fiscal Year Ended September 29, 2007
               Filed on November 15, 2007
               File no. 0-10030

Dear Mr. Oppenheimer:

We have reviewed your response to our letter dated February 11, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2008.

 Form 10-K for the Fiscal Year Ended September 29, 2007

Compensation Discussion and Analysis

Performance-Based Cash Incentives, page 104

1.   Refer to comment 3 of our letter dated January 29, 2008. Please provide a more detailed competitive harm analysis justifying the omission of disclosure relating to the revenue and operating income objectives that are tied to your named executive officers' performance-based cash incentive awards. As you are aware, the criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Although you have provided us with some information to consider, the bullet points on page 6

provide general conclusions regarding the nature of the competitive harm that could ensue through disclosure. In order to better understand your position, please expand your justification for why you do not intend to disclose historical financial performance objectives. Please provide a more descriptive response that analyzes the nexus between disclosure of the performance objectives and how competitors could use the information to obtain the stated competitive advantage.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief